UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPREME INDUSTRIES, INC.
(Name of Subject Company (Issuer))

REDHAWK ACQUISITION CORPORATION

(Offeror)

WABASH NATIONAL CORPORATION
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

CLASS A 868607102
CLASS B 868607300
(CUSIP Numbers of Class of Securities)

Richard J. Giromini
Chief Executive Officer

Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905
(765) 771-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver, Esq.

William I. Intner, Esq.
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, Maryland 21202

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	None	Filing Party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing on Schedule TO relates solely to preliminary communications made before commencement of a planned tender offer by Redhawk Acquisition Corporation (“Purchaser”), a direct, wholly owned subsidiary of Wabash National Corporation (“Wabash”), to purchase all of the outstanding shares of (x) Class A common stock, par value $0.10 per share, of Supreme Industries, Inc., a Delaware corporation (“Supreme”) and (y) Class B common stock, par value $0.10 per share of Supreme. The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2017, by and among Wabash, Purchaser and Supreme.

Additional Information and Where You Can Find It

THIS FILING ON SCHEDULE TO IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF SUPREME’S COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the tender offer is commenced, the Company and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and Supreme will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer, the related letter of transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Supreme at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Supreme’s stockholders by the information agent for the offer.

SUPREME’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Cautionary Statement Regarding Forward-Looking Statements

This filing on Schedule TO contains certain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements convey the Company’s and Supreme’s current expectations or forecasts of future events. All statements contained in this Schedule TO other than statements of historical fact are forward-looking statements. These forward-looking statements include, among other things, all statements regarding the Company’s and Supreme’s outlooks for trailer, truck body and specialized vehicle shipments, backlogs, expectations regarding demand levels for trailers, truck bodies, specialized vehicles, non-trailer equipment and other diversified product offerings, pricing, profitability and earnings, cash flow and liquidity, opportunity to capture higher margin sales, new product innovations, growth and diversification strategies and expectations with regards to capital allocation, as well as statements regarding the expected timing and financing of the proposed acquisition. These and other forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. Without limitation, these risks and uncertainties include uncertain economic conditions including the possibility that customer demands may not meet expectations, increased competition, reliance on certain customers and corporate partnerships, risks of customer pick-up delays, shortages and costs of raw materials, including the availability of chassis, risks in implementing and sustaining improvements in the Company’s or Supreme’s manufacturing operations and cost containment efforts, changes in the costs or scope of certain regulatory actions, including product recalls, dependence on industry trends, timing and costs of indebtedness, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Supreme stockholders will tender their stock in the offer, the risk that competing offers will be made, changes in either companies’ businesses during the period between now and the closing, the successful integration of Supreme into the Company’s business subsequent to the closing of the transaction, adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers, reliance on proprietary technology; management of growth and organizational change, risks associated with litigation, and competitive actions in the marketplace. Readers should review and consider the various disclosures made by the Company in this Schedule TO and in each of the Company’s and Supreme’s reports to its stockholders and periodic reports on Forms 10-K and 10-Q.

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT DESCRIPTION

99.1	Investor Presentation, dated August 9, 2017.

99.2	Presentation Script, dated August 9, 2017.